REED W. TOPHAM
Direct (801) 578-6918 rwtopham@stoel.com

May 15, 2009

VIA EDGAR SUBMISSION AND OVERNIGHT DELIVERY

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kevin L. Vaughn
Eric Atallah
Tim Buchmiller
Joseph McCann

Re:	Raser Technologies, Inc.
Form 10-K for the Year Ended December 31, 2008
File No. 001-32661

Dear Gentlemen:

On behalf of Raser Technologies, Inc., a Delaware corporation (the “Company”), please find below the Company’s supplemental responses to questions received on a phone call from the Staff of the Securities and Exchange Commission (the “SEC”) on May 13, 2009, regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2008. The Company’s supplemental responses below correspond to the questions received, and each question is reproduced below in bold italics.

1.	For the periods ending September 30, 2008 and December 31, 2008, please provide the ten-step calculation the Company is utilizing under the recast-financial-statements methodology to compute the investor’s claim on the Thermo No. 1 subsidiary’s book value.

Response:

Set forth below is the Recast-Financial-Statements Computation for the Non-Controlling Interest for the period ending September 30, 2008.

Step 1.	Determine the total assets of Thermo No. 1		$78,712,180
	Total Assets (assume sold at book value)
Step 2.	Determine the total debt of Thermo No. 1
	Total Debt		$(40,365,501)
Step 3.	Subtract initial basis difference		$(20,755,507)

	Net Assets available for distribution		$17,591,172
Step 4.	Subtract the initial Class A and Class B capital account contributions
	Initial Capital Account Contribution of Class A Member		$(3,675,000)
	Initial Capital Account Contribution of Class B Member		$(6,650,000)
Step 5.	Calculate overall increase in equity over initial contributions
	Overall increase in equity over initial contributions		$7,266,172
Step 6.	Calculate Class A expected IRR since sale of Class A membership
	Capital contribution plus IRR of 15% for one month		$(44,107)
Step 7.	Calculate Class B post-flip percentage of overall equity less Class A expected IRR
	Class B Member (post flip date 95%)		$(6,860,962)
Step 8.	Calculate Class A post flip percentage of overall equity less Class A expected IRR
	Class A Member (post flip date 5%)		$(361,103)
Step 9.	Calculate Period End Class A Membership Equity
	Class A Member
	Capital Contribution	$3,675,000
	Class A Member IRR to date	$44,107
	Class A Member Post Flip Equity	$361,103	$4,080,210

Step 10.	Calculate Class A Membership Equity Period Increase/Decrease
	Beg. Balance.	$3,675,000
	New Balance	$4,080,210

	Increase in Non-Controlling Interest at September 30, 2008		$405,210

Set forth below is the Recast-Financial-Statements Computation for the Non-Controlling Interest for the period ending December 31, 2008.

Step 1.	Determine the total assets of Thermo No. 1		$98,555,071
	Total Assets (assume sold at book value)
Step 2.	Determine the total debt of Thermo No. 1
	Total Debt		$(39,937,937)
Step 3.	Subtract initial basis difference		$(20,755,507)

	Net Assets available for distribution		$37,861,627
Step 4.	Subtract the initial Class A and Class B capital account contributions
	Initial Capital Account Contribution of Class A Member		$(24,500,000)
	Initial Capital Account Contribution of Class B Member		$(6,650,000)
Step 5.	Calculate overall increase in equity over initial contributions
	Overall increase in equity over initial contributions		$6,711,627
Step 6.	Calculate Class A expected IRR since sale of Class A membership
	Capital contribution plus IRR of 15% for four months		$(1,168,561)
Step 7.	Calculate Class B post-flip percentage of overall equity less Class A expected IRR
	Class B Member (post flip date 95%)		$(5,265,913)
Step 8.	Calculate Class A post flip percentage of overall equity less Class A expected IRR
	Class A Member (post flip date 5%)		$(277,153)
Step 9.	Calculate Period End Class A Membership Equity
	Class A Member
	Capital Contribution	$24,500,000
	Class A Member IRR to date	$1,168,561
	Class A Member Post Flip Equity	$277,153	$25,945,714

Step 10.	Calculate Class A Membership Equity Period Increase/Decrease
	Beg. Balance.	$24,500,000
	New Balance	$25,945,714

	Increase in Non-Controlling Interest at December 31, 2008		$1,445,714

2.	Please provide the calculation for Step 3 (Initial Basis Difference) in the Company’s ten-step calculation.

Response:

Listed below are the ending balances from Thermo No. 1 BE-01, LLC’s (“Thermo No. 1”) balance sheet at August 31, 2008.

Assets:
Cash and cash equivalents	$0
Equity partner receivable	24,500,000
Power project development deposits	2,809,790
Other current assets	45,398
Land	846,930
Proved property	1,295
Unproved property and prepaid delay rentals	28,240
Well field development	26,801,332
Construction-in-progress	28,424,716
Pre-paid Commissions	440,573
Equipment, net	7,296

Total Assets	83,905,570

Liabilities:
Accounts payable	(17,750,423)
Amounts due to Raser Technologies, Inc.	(14,249,640)

Total Liabilities	(32,000,063)

Net Assets	$51,905,507

Listed below are the agreed upon values of the capital contributions made by Merrill Lynch (the “Class A Member”) and Raser Technologies, Inc. (the “Class B Member”).

Class A Member Capital Contribution	$24,500,000
Class B member Capital Contribution	6,650,000

Total Capital Contributions	$31,150,000

Listed below is the difference between the net asset balance at August 31, 2008 and the agreed upon values of the capital contributions made by the Class A Member and the Class B Member.

Net Assets	$51,905,507
Less Total Capital Contributions	(31,150,000)

Initial Basis Difference	$20,755,507

3.	Please tell us when the Company plans to start amortizing the initial basis difference.

Response:

The Company placed in service the Thermo No. 1 geothermal power plant in March 2009. As a result, in April 2009 the Company started amortizing the initial basis difference on a straight-line basis over the thirty-five year depreciable life of the Thermo No. 1 geothermal power plant.

4.	Please tell us how the Company treated its previously disclosed $1.45 million Staff Accounting Bulletin (“SAB”) 5H adjustment when it calculated the hypothetical liquidation at book value using the recast-financial-statements method.

Response:

The Company previously disclosed a $1,453,468 million SAB 5H adjustment (the “5H Adjustment”), which it elected to record as a loss on its income statement. The Company believes that the 5H Adjustment was correctly accounted for in the period in which the 5H Adjustment was made. Based upon further analysis in connection with comments received from the SEC staff, the Company has modified its hypothetical liquidation at book value methodology to include the recast-financial-statements method. After adopting the modified hypothetical liquidation at book value methodology, the Company recalculated the 5H Adjustment. The recalculated 5H Adjustment equaled $405,210 resulting in a difference of $1,048,258 between the initial 5H Adjustment of $1,453,468 million and the recalculated 5H Adjustment. The Company included the $1,048,258 as part of a $2,079,402 error correction presented in the Company’s financial statements for the quarter ended March 31, 2009. The error correction is more fully described in Response No. 5, below.

5.	Please provide us with a SAB 99 materiality analysis as to whether the out of period correction is material to the Company’s financial statements for 2009.

As described above, the Company has modified its hypothetical liquidation at book value methodology to reflect the recast-financial-statements approach. The modified methodology excludes a basis difference totaling $20,755,507 that arose from the difference between the value of the initial capital contributions of the Class A member and the Class B Member of Thermo No. 1 and the initial capital account balances agreed to as part of the liquidation waterfall provisions contained in the Merrill Lynch tax equity financing documents. As a result of the adoption of the modified methodology, the Class A member’s claim on the book value of Thermo No. 1’s assets at March 31, 2009 decreased by $2,079,402. This decrease of $2,079,402 was reported in the Company’s quarterly report on Form 10-Q for the period ended March 31, 2009 as a correction of an error.

The table below shows the calculations for the period ended March 31, 2009 (1) without including the correction of an error from the prior period and (2) as adjusted to reflect the adoption of the modified hypothetical liquidation at book value methodology.

For the Quarterly Period Ended March 31, 2009

	Without Including the Correction of an Error from a Prior Period	As Adjusted to Reflect the Application of the Recast-Financial Statements Methodology	Dollar Difference	Percentage Difference
Class A Non-Controlling Interest	$28,910,162	$26,830,760	$2,079,402	7.2%
Total Assets	$184,537,219	$184,537,219	—	—
Total Stockholders’ Equity	$(21,282,914)	$(19,203,512)	$2,079,402	9.8%
Accumulated Deficit and Accumulated Deficit after Re-entry into Development Stage	$(98,250,275)	$(96,178,873)	$2,079,402	2.1%
Net Loss	$(7,703,980)	$(7,703,980)	—	—
Net Loss Applicable to Common Stockholders	$(8,752,811)	$(6,673,409)	$2,079,402	23.8%
Loss Per Share	$(0.14)	$(0.10)	$0.04	28.6%

The Company has considered SAB 99 to determine whether such correction of an error is material to the Company’s financial statements for the 2009 fiscal year. Certain qualitative considerations are outlined in SAB 99 that provide guidance as to whether misstatements in the financial statements are considered material. These considerations include:

•	whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate;

•	whether the misstatement masks a change in earnings or other trends;

•	whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise;

•	whether the misstatement changes a loss into income or vice versa;

•	whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability;

•	whether the misstatement affects the registrant’s compliance with regulatory requirements;

•	whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements;

•	whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation; or

•	whether the misstatement involves concealment of an unlawful transaction.

After reviewing these considerations, the Company believes the differences resulting from the change in methodology are immaterial. Although the error correction involves the Company’s primary operating segment, none of the other qualitative factors listed above are applicable to the Company’s current circumstances. Furthermore, the Company is currently in the development stage, which makes the differences appearing in the income statement less meaningful to the Company’s stockholders. The recast-financial-statements methodology implemented by the Company reduces the Company’s reported net loss applicable to common stockholders and loss per share calculation for the period ended March 31, 2009. The Company does not believe that the Company’s net loss applicable to common stockholders or loss per share are important factors considered by stockholders or potential stockholders in connection with purchases or sales of the Company’s common stock. Instead, the Company believes its stockholders’ investment decisions are based primarily or entirely on the Company’s anticipated future revenues and anticipated future cash flows.

The Company does not believe that the $2,079,402 correction of an error from a prior period is material to the Company’s 2009 financial statements. As a result, the Company made the appropriate adjustments to “Non-Controlling Interest” in the Company’s balance sheet that was filed with its quarterly report on Form 10-Q for the period ended March 31, 2009 (the “First Quarter 2009 10-Q”). The Company considers such adjustments as a correction of an error from a prior period. The adjusted calculation of “Non-Controlling Interest” included in the First Quarter 2009 10-Q was calculated utilizing the recast-financial-statements methodology for the period covering August 31, 2008 to March 31, 2009. The adjustment was recorded in the “Non-Controlling Interest” balance at March 31, 2009. No adjustment was recorded for the “Non-Controlling Interest” balance at December 31, 2008. The Company also made certain disclosures in the First Quarter Form 10-Q to describe (1) the correction of the error from the prior period; (2) the hypothetical liquidation at book value model that the Company has adopted going forward; (3) the rationale for using such model considering the complexities surrounding the tax equity financing with Merrill Lynch; and (4) how such model allows for the Company to properly take into account the liquidation preferences contained in the tax equity financing documents. In light of the foregoing, the Company believes it has fully informed investors of the reasons for the error correction and the effect on the Company’s financial statements.

*     *     *     *     *

We believe the foregoing discussion is responsive to the Staff’s questions. Should you have any additional questions relating to any of the foregoing, please feel free to contact the undersigned at (801) 578-6918.

Very truly yours,

/s/ Reed W. Topham
Reed W. Topham

cc:	Brent M. Cook (Raser Technologies, Inc.)
Martin F. Petersen (Raser Technologies, Inc.)
Richard Holt (Raser Technologies, Inc.)
Reynold Roeder (Raser Technologies, Inc., Audit Committee Chairman)